MERGER AGREEMENT QUESTIONS AND ANSWERS MADE AVAILABLE

ON JULY 3, 2003 AT WWW.DENDREON.COM AND WWW.CORVAS.COM

Filed by Dendreon Corporation

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Form S-4 File No. 333-104167

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003, as amended on June 12, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and the Waiver and Amendment to the Merger Agreement, dated June 12, 2003, is on file with the SEC as an exhibit to Amendment No. 2 to the Registration Statement on Form S-4 filed by Dendreon on June 19, 2003, both of which are incorporated by reference into this filing.

The following is the text of questions and answers regarding the Acquisition made available on July 3, 2003, by following the appropriate links, by Dendreon on its website at www.dendreon.com and by Corvas on its website at www.corvas.com/investor-relations.html.

Dendreon/Corvas Merger Agreement Q&A

1. What advantages will the combined company offer to the stockholders of both companies?

As more fully described in our joint proxy statement/prospectus, the combination of Corvas with Dendreon offers the opportunity to build a more sustainable enterprise and create value for stockholders through:

•	Five promising clinical programs;
•	A deeper product pipeline in oncology that is diversified across four key technology platforms — therapeutic vaccines, monoclonal antibodies, prodrugs and small molecules;
•	Complementary drug discovery and development expertise to augment research and development capabilities, especially in small molecules and medicinal chemistry;
•	Product opportunities in cardiovascular disease;
•	A stronger financial position to advance the combined programs;
•	A seasoned leadership and a strong scientific and clinical talent pool; and
•	A strengthened competitive position.

This combination will help us to build the critical mass of scientific, clinical, financial and personnel resources that are essential to create a top-tier biotechnology company.

2. What is the vision for the new company?

To create a top-tier biotechnology company with promising near-, mid- and long-term value drivers and multiple opportunities for successful products. The combined company will have a robust portfolio of proprietary technologies with applications in two of the largest healthcare markets today—cancer and cardiovascular disease. By combining the technology, personnel, and financial resources of both companies, the result is an organization with significant potential to bring new products to patients while creating value for the stockholders of both Dendreon and Corvas.

3. What will the “new” Dendreon look like once the deal closes?

The new Dendreon will have:

•	Established therapeutic cancer vaccine platform;

•	Significant benefit demonstrated with Provenge® for prostate cancer;

•	Near-term market opportunity;

•	rNAPc2—a promising cardiovascular program in a Phase 2 trial for acute coronary syndromes;

•	Broad portfolio of therapeutic vaccines, monoclonal antibodies, small molecules and prodrugs;

•	Industry leading collaborators; and

•	Capital to invest in promising programs.

4. What are the synergies of the deal?

From a product perspective, bringing together near-, mid-, and long-term product opportunities. Corvas’ early stage oncology portfolio provides opportunities that complement Dendreon’s existing oncology programs. rNAPc2 may have significant commercial potential if data from the ongoing Phase 2 study demonstrates efficacy for the treatment of acute coronary syndromes.

From a technology standpoint, the new company will have capabilities in therapeutic vaccines, monoclonal antibodies, prodrugs and small molecule drugs. The new company also will have an extensive portfolio of serine protease targets that, when applied across the platforms, create multiple product opportunities in the cancer field.

5. What are the details of the acquisition?

The acquisition of Corvas is a stock-for-stock transaction based on a fixed exchange ratio of 0.45 shares of Dendreon stock for each share of Corvas stock. Dendreon stockholders will own approximately 71.6% of the combined company and Corvas stockholders will own approximately 28.4% of the combined company assuming current capitalization. Based on Dendreon’s closing stock price of $5.79 on February 24, 2003, and Corvas’ closing stock price on the same day, the combination valued Corvas at $73 million, an 83% premium over the Corvas stock price.

6. What is in it for Corvas stockholders?

The Corvas stockholders will participate in a more diversified, dynamic and sustainable organization with a near-term product opportunity in Provenge, Dendreon’s therapeutic vaccine for prostate cancer, while continuing to participate in the potential of rNAPc2.

In addition, this transaction offers Corvas stockholders:

•	A significantly larger pipeline of clinical drug candidates in development;
•	A greater diversification of development risk;
•	Broader array of research and development capabilities;
•	Enhanced clinical development expertise;
•	Strong balance sheet;
•	Significant intellectual property estate associated with a larger array of potential products; and
•	Attractive financial terms.

7. What do Dendreon stockholders gain from this transaction?

Dendreon stockholders will participate in a more diversified, dynamic and sustainable organization with a mid-term product opportunity in rNAPc2, Corvas’ recombinant anticoagulant for the treatment of acute coronary syndromes that include unstable angina and non-ST segment elevation myocardial infarction, and, in the longer term, a diverse portfolio of serine protease product opportunities.

In addition, this transaction offers Dendreon stockholders:

•	A deeper product pipeline in oncology that is diversified across four technology platforms—therapeutic vaccines, monoclonal antibodies, prodrugs and small molecules;
•	Complementary drug discovery and development expertise to augment research and development capabilities, especially in small molecules and medicinal chemistry;
•	Scientific talent pool in a major biotech hub;
•	Experience in the development of therapeutic recombinant proteins;
•	A stronger financial position to advance the most promising programs;
•	A strengthened competitive position; and
•	Collaborations with Abgenix and Dyax for the development and commercialization of monoclonal antibodies against selected serine protease targets for the treatment of breast and prostate cancer.

8. What changes will be made to the existing management teams at Dendreon and Corvas?

The Dendreon management team will remain the same. Dr. Mitchell Gold will remain Chief Executive Officer, Dr. David Urdal will remain President and Chief Scientific Officer and Dr. Christopher Henney will remain Executive Chairman. Randall Woods, President and Chief Executive Officer of Corvas, and Dr. George Vlasuk, Chief Scientific Officer of Corvas, will not be a part of the combined company. Two members of the current Corvas board, Dr. Blake Ingle and Susan Bayh, will replace two current members of the Dendreon board, William Crouse and Ralph Shaw, J.D.

9. When do you expect this transaction to close?

The Corvas stockholder meeting is scheduled for July 28, 2003, and the Dendreon stockholder meeting is scheduled for July 29, 2003. If the combination is approved by both stockholder groups, it will close shortly thereafter.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any other reports and documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors, and security holders may obtain free copies of the reports and documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the joint proxy statement/prospectus. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the joint proxy statement/prospectus and in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the Acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the Acquisition. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition is contained in the joint proxy statement/prospectus.

Investors and security holders are urged to read the joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any future report and document filed with the SEC by Dendreon and Corvas, before making any voting or investment decision with respect to the Acquisition.

Forward-looking Statements

Except for historical information contained herein, the questions and answers contain forward-looking statements, including statements about the Acquisition and future financial and operating results of the combined company. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, benefits, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of the companies’ products, including potential cardiovascular and cancer products, may not proceed as planned; risks associated with completing ongoing clinical trials, including the rNAPc2 clinical trial for the treatment of patients with unstable angina and non-ST-segment elevation myocardial infarction; the risk that the results of one clinical trial will not be repeated in another clinical trial; the risk that results in preclinical studies may not be confirmed in clinical trials or that other preclinical studies will reveal adverse characteristics that preclude further development of a preclinical product candidate; the risk that the results of a clinical trial, including Phase 3 trials of Provenge, will not support applying for or approval of a biologics license by the FDA; the risk that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the Acquisition, the businesses of the companies, including the retention of key employees, suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; risks related to Dendreon’s limited operating history; the risk that the companies may not secure or maintain relationships with collaborators; the companies’ dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC. Additional information on the risks and uncertainties that could affect the companies’ business, financial condition and results of operations are contained in their respective filings with the SEC, which are available at www.sec.gov.